Exhibit 1

Transactions in the Shares Since the Filing of the Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL CONNECT SUB LLC

Common Stock	52,454	$4.9997	11/14/2025
Common Stock	5,000	$5.0000	11/17/2025
Common Stock	64,658	$4.5657	11/19/2025
Common Stock	69,375	$4.9652	11/20/2025
Common Stock	17,688	$4.9467	11/21/2025
Common Stock	6,688	$3.8819	11/24/2025
Common Stock	114,700	$4.6667	11/24/2025